[Baker & McKenzie LLP Letterhead]

April 6, 2018

Via EDGAR

United States Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Nicholas P. Panos, Senior Special Counsel

Re:	Computer Task Group, Incorporated: Schedule TO-I filed March 16, 2018 and
Schedule TO-I/A files April 2, 2018
File No. 005-32163

Dear Mr. Panos:

On behalf of our client, Computer Task Group, Incorporated (the “Company”), we are writing in response to your oral comment of April 6, 2018 regarding the Company’s press release of April 2, 2018 announcing that the Board of Directors of the Company has expanded its preexisting share repurchase authorization by $10 million and Amendment No. 1 to the Company’s Schedule TO-I filed in connection therewith.

Please note that when the Company announced the expansion of its preexisting share repurchase authorization and made the statement “CTG’s share repurchase program authorizes the Company to repurchase its common stock from time to time in compliance with applicable securities laws,” the Company was mindful of its obligations under Rule 14e-5, Rule 13e-4(f)(6) and Rule 10b-18, which, among other requirements, restrict the Company’s ability to repurchase its own shares outside of the tender offer and for a ten business day period thereafter. Since the time of public announcement of the tender offer, the Company has not made any purchases of its common stock or any arrangements to purchase its common stock and will not do so until no earlier than ten business days after the termination of the tender offer and then only in compliance with Rule 10b-18. We believe that neither the Board authorization nor the public announcement of the Board authorization constitutes an arrangement to purchase the common stock of the Company because it is merely a unilateral Board authorization to management without the involvement or agreement, express or implied, of any third party, such as a broker, dealer or shareholder. The Company felt obligated to issue the press release and amend its Schedule TO to satisfy its duty of disclosure and candor to investors contemplating the investment decision to tender, sell, purchase or retain the Company’s shares.

We trust that the foregoing is responsive to the staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (214) 978-3095 or Amar Budarapu of Baker & McKenzie LLP at (214) 978-3060.

Very truly yours,

/s/ Roger W. Bivans

Roger W. Bivans

cc:	Peter Radetich, General Counsel, Computer Task Group, Incorporated
Amar Budarapu, Baker & McKenzie, LLP